Filed by Crescent Capital BDC, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: First Eagle Alternative Capital BDC, Inc.

Commission File No. 814-00789

Crescent Capital BDC, Inc. (First Eagle Alternative Capital BDC, Inc.)

October 4, 2022

On October 4, 2022, Crescent Capital BDC, Inc., a Maryland corporation (“Crescent BDC” or “CCAP”) held a conference call to discuss the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) by and among First Eagle Alternative Capital BDC, Inc., a Delaware corporation (“First Eagle BDC” or “FCRD”), Echelon Acquisition Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Crescent BDC, Echelon Acquisition Sub LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Crescent BDC, and Crescent Cap Advisors, LLC, a Delaware limited liability company and the external investment adviser to Crescent BDC (“CCAP Advisor”). Set forth below is a transcript of the conference call:

Corporate Speakers:

•	Dan McMahon; Crescent Capital BDC, Inc.; SVP & Head of Public IR

•	Jason Breaux; Crescent Capital BDC, Inc.; CEO & President

•	Gerhard Lombard; Crescent Capital BDC, Inc.; CFO

•	Henry Chung; SVP, Crescent Capital BDC, Inc.

Participants:

•	Jordan Wathen; Wells Fargo; Analyst

•	Robert Dodd; Raymond James; Analyst

•	Ryan Lynch; KBW, Analyst

PRESENTATION

Operator: Thank you for standing by, and welcome to Crescent Capital to acquire First Eagle Alternative Capital Conference Call. (Operator Instructions) As a reminder, today’s program may be recorded. And now I’d like to introduce your host for today’s program, Dan McMahon, Head of Investor Relations. Please go ahead, sir.

Dan McMahon: Thank you. Good afternoon. At this time, I’d like to welcome everyone to the Crescent Capital BDC, Inc. conference call announcing Crescent BDC’s planned acquisition of First Eagle Alternative Capital BDC, which we’ll refer to as First Eagle BDC throughout the call.

Before we begin, I’ll start with some important reminders. Comments made over the course of this call and webcast may contain forward-looking statements that include statements regarding the proposed acquisition of First Eagle BDC including statements regarding the completion and timing of the transaction and Crescent BDC’s and the combined company’s goals, beliefs, strategies, future operating results and cash flows. Although Crescent BDC believes these statements are reasonable, actual results and events could differ materially from those projected in forward-looking statements.

These statements are based on various underlying assumptions and are subject to numerous uncertainties and risks, including those disclosed under the section titled Risk Factors and Forward-Looking Statements and Crescent BDC’s annual reports and quarterly reports as filed with the SEC and as will be disclosed in First Eagle BDC’s proxy statement relating to the transaction, which First Eagle BDC plans to file with the SEC on Form N-14 that includes the proxy statement of First Eagle BDC and that also constitutes a prospectus of Crescent BDC.

Crescent BDC and the combined company’s actual results could differ materially from those expressed in any forward-looking statements for any reason, including those listed in their respective SEC filings. Crescent BDC assumes no obligation to update or revise any such forward-looking statements unless required by law. Please note that past performance is not a guarantee of future results.

Speaking on today’s call will be Crescent BDC’s President and Chief Executive Officer, Jason Breaux; Chief Financial Officer, Gerhard Lombard; and Senior Vice President, Henry Chung.

At this time, I’d like to turn the call over to Jason. Please go ahead.

Jason Breaux: Thank you, Dan, and hello, everyone. I’d like to welcome the Crescent BDC stockholders, First Eagle BDC stockholders, analysts and everyone else on the call to discuss our agreement to acquire First Eagle BDC. We’re very excited about today’s announcement. I’d also like to thank the independent directors of First Eagle BDC and Crescent BDC for all of their efforts and approval leading up to this morning’s announcement. Please note that throughout this call, we’ll be referring to the strategic acquisition deck that is posted on the Investor Relations section of our website. I’ll start with some high-level comments about the announcement, and then Gerhard and Henry will review the details and merits of the transaction in more detail.

Before we discuss the transaction, we recognize that some of you on the call may not be familiar with Crescent BDC or Crescent Capital Group, which we’ll continue to manage the combined company following the acquisition. So I wanted to take a few minutes to introduce ourselves and provide some color on Crescent and the firm’s history.

By way of background, I first joined the Crescent team 22 years ago, always focused on the private credit side of our business and have been the CEO of Crescent BDC since its inception in 2015.

Please turn to Slide 5 of the presentation. Crescent Capital Group is an alternative credit manager with over 200 employees, including approximately 100 investment professionals across the U.S. and Europe, managing $39 billion in assets as of June 30. For over 30 years, Crescent Capital Group has been investing in senior secured loans, high-yield bonds, mezzanine debt and distressed debt securities. We are one of the oldest private credit managers with a track record dating back to the early ‘90s, as highlighted on Slide 6.

We have differentiated ourselves by strategically growing our asset base across multiple economic and business cycles to be more effective and relevant to our clients, which, broadly speaking, are our investors and the private equity community whose companies we finance. Crescent Capital Group seeks to deliver attractive returns with less volatility, lower default rates and higher recoveries than the market average. Our disciplined investment approach based on current income and principal preservation, our proprietary research platform and our origination capabilities have resulted in many long-standing investor and sponsor relationships. We believe that First Eagle BDC stockholders will benefit from these strong relationships.

Crescent Capital Group’s market presence and origination capabilities are apparent from our track record. In our private credit business, we reviewed over 15,000 transactions and have invested more than $33 billion across over 500 primarily sponsor-backed private credit transactions since inception. It’s also worth highlighting that we have a deep and experienced bench of talent within our private credit group as highlighted on Slide 7. Senior private credit investment professionals at Crescent average over 20 years of relevant industry experience and over 10 years at Crescent.

Turning to Slide 8. You’ll see that importantly, Crescent Capital Group is majority owned by Sun Life Financial and slots into SLC Management, Sun Life’s alternative investment management platform. This relationship provides an enhanced level of platform support and stability to our BDC, as evidenced by the transaction support that we’ll touch on shortly.

Now back to Crescent BDC. Our BDC has broad access to Crescent’s private credit expertise and leverages the Crescent platform to originate deals and construct the portfolio. Crescent BDC has exemptive relief from the SEC to co-invest alongside Crescent’s private credit strategies, thus providing it access to a large variety of opportunities based on Crescent’s long-established private credit origination and underwriting capabilities. Since its inception in 2015, Crescent BDC is maintaining a primarily first lien, floating rate, sponsor-backed investment portfolio. And as evidenced on Slide 9, has delivered a stable NAV profile and a cumulative dividend coverage rate of approximately 110%.

Let’s turn to Crescent BDC’s strategic acquisition of First Eagle BDC. As you saw in this morning’s press release, Crescent BDC has entered into a definitive agreement to acquire First Eagle BDC. We believe this combination provides many strategic and financial benefits to the combined company, which we’ll discuss shortly. Our adviser has demonstrated significant alignment with all stockholders by committing $55 million in support of this acquisition. $35 million will be in the form of direct cash consideration. And in addition, Sun Life has committed to provide secondary market support and will purchase $20 million of the combined company’s common stock via a share purchase program over time following the consummation of the transaction.

This allows us to achieve the mutually beneficial outcome of providing First Eagle BDC stockholders with estimated consideration well in excess of the current trading price, while providing Crescent BDC stockholders the opportunity to acquire First Eagle BDC’s assets at fair value.

With that as background, let me now turn the call over to Gerhard to discuss the transaction details. Gerhard?

Gerhard Lombard: Thank you, Jason. As a quick introduction, I’ve been the CFO of Crescent BDC since 2019 and CFO of Crescent Capital Group since joining the firm in 2016. I began my career in public accounting and have served as CFO and Chief Accounting Officer for a number of companies. Let’s now discuss the transaction.

Please turn to Slide 12, where you can see a graphical depiction of the purchase consideration. Under the terms of the merger agreement, in exchange for 100% of First Eagle BDC common stock, First Eagle stockholders will receive consideration in the form of three components: one, Crescent BDC shares valued at Crescent BDC’s net asset value at the time the transaction closes in an aggregate number equal to First Eagle BDC’s adjusted net asset value at closing up to 19.99% of Crescent BDC’s outstanding shares.

Two, cash from Crescent BDC in an amount equal to First Eagle BDC’s adjusted net asset value at closing minus the value of the aforementioned Crescent BDC share consideration. And three, an additional cash payment from Crescent’s Adviser of $35 million. The exchange ratio for the stock component of the merger consideration and the amount of cash from Crescent BDC will be determined by the respective net asset values of Crescent BDC and First Eagle BDC and customary merger adjustments at the time of closing.

For illustrative purposes, assuming a transaction based on the respective June 30, 2022 net asset values for Crescent BDC and First Eagle BDC, taking into account certain estimated transaction expenses and post-closing adjustments, First Eagle BDC stockholders will receive consideration in three parts: first, $0.62 per share in cash from Crescent BDC; second, 0.2063 shares of Crescent BDC common stock for every share of First Eagle BDC common stock, resulting in approximately 6.2 million newly issued Crescent BDC shares; and third, $1.17 per share in cash from Crescent Cap Advisors.

In aggregate, total consideration based on the respective June 30, 2022 net asset values of Crescent BDC and First Eagle BDC represents $180.1 million or $6.02 per First Eagle share, representing a premium of 14% to First Eagle BDC’s net asset value per share of $5.30 as of June 30, 2022.

On a market value basis, based on the closing stock price of Crescent BDC common stock on October 3, 2022, the transaction represents total consideration for First Eagle BDC stockholders of approximately $145.6 million or $4.86 per share, representing a 66% premium to the closing stock price of First Eagle BDC common stock on October 3, 2022.

As I just mentioned, we anticipate that approximately 6.2 million Crescent BDC shares will be issued in total, resulting in current Crescent BDC stockholders owning approximately 83% and First Eagle BDC stockholders owning approximately 17% of the combined company at close, which we expect to occur by the end of this year or early in 2023, subject to First Eagle BDC stockholder approval, regulatory approvals and other customary closing conditions.

First Eagle Investment Management, the largest holder of First Eagle BDC stock, entered into a voting agreement that requires it to vote its First Eagle BDC shares in favor of the transaction. First Eagle BDC expects to file its proxy seeking the relevant approval from its stockholders in the next month. Crescent BDC is not required to obtain stockholder approval given less than 20% of its outstanding shares will be issued in connection with the transaction.

Let’s turn to Slide 15. We believe the transaction establishes an attractive foundation for immediate and longer-term net investment income, or NII, accretion driven by the combination of incremental portfolio income from First Eagle BDCs, the elimination of duplicative general and administrative expenses and spreading our fixed expenses across a broader asset base. Based on pro forma combined company financial results for the quarter ended June 30, 2022, we anticipate immediate NII accretion of mid to high single-digit percentage points. We expect the combination to create meaningful operational synergies, resulting in both near- and long-term cost savings through the reduction of general and administrative expenses.

Additionally, our adviser agreed to extend income incentive fee waivers on an as-needed basis through 2023 to continue to ensure 100% dividend coverage. To be clear, we currently expect to over-earn our dividend without waivers post close, but we wanted to formally provide this backstop for incremental alignment.

In terms of our pro forma capital structure, please turn to Slide 16. Our equity is increasing by roughly 20% to over $750 million, and we expect our unsecured debt mix will improve from approximately 28% of total debt on a stand-alone basis to 33% on a combined basis as we’re assuming First Eagle’s 5.00% unsecured notes due 2026. In addition to the immediate benefit of enhanced funding flexibility, we expect this transaction will allow us to strengthen our capital structure even further over time. Today, Crescent BDC is investment-grade rated with a stable outlook by KBRA and has benefited from several unsecured issuances in the private placement market. We believe this transaction expands our capital base and will allow us to further pursue capital structure enhancing initiatives, including index eligible bonds.

And with that, I will now turn the call over to Henry Chung, Senior Vice President of Crescent BDC, to discuss some additional benefits of the transaction.

Henry Chung: Thank you, Gerhard. By way of introduction, I have been a member of Crescent’s Private Credit Investment team since 2015 and have worked with Jason and the BDC team since its inception. Prior to joining Crescent, I spent 5 years in investment banking, focusing on leveraged finance and mergers and acquisitions.

Gerhard touched on several expected benefits of this transaction, and I’d like to review several more. Before I do so, I’d like to actually go back three years to August 2019 prior to our public listing when we announced our acquisition of Alcentra Capital Corp. At the time, Crescent BDC had a $625 million investment portfolio across 91 investments, while Alcentra’s portfolio was $219 million across 29 investments.

When we closed on that acquisition, Crescent BDC stockholders owned approximately 80% and Alcentra stockholders approximately 20% of the combined company, which is similar in relative size to the transaction being discussed today. We are well positioned to absorb the portfolio management responsibilities that come with a transaction of this size and have had demonstrable success doing so with Alcentra.

Since formally acquiring Alcentra in January of 2020, our team has successfully realized 130% of our cost basis from the acquired portfolio with approximately $35 million of remaining fair value yet to be realized. We view the key success factors of the Alcentra transaction as a combination of acquiring a portfolio that was similar to ours in terms of asset composition, active management, and rotation out of legacy Alcentra investments into Crescent directly originated private credit investments.

We have established a successful playbook to onboard, monitor and appropriately monetize an acquired BDC portfolio, which we kicked off several months ago with both a top-down and bottoms-up analysis of First Eagle BDC’s portfolio assets. Please note, however, that past performance is not a guarantee of future results.

Turning to Slide 17. This transaction is expected to increase Crescent BDC’s investment portfolio at fair value from just under $1.3 billion as of June 30 to approximately $1.6 billion on a combined basis, with the number of portfolio investments increasing from 137 to 208, meaningfully enhancing our diversification.

The concentration of the top 10 issuers is expected to fall from 18% and 38% of fair value for Crescent and First Eagle BDC, respectively, to 16% for the combined company with no single obligor representing more than 1.8% of the combined portfolio. We would note that the Logan Joint Venture, which is the largest single investment in the First Eagle BDC, will be reduced from 16.5% of First Eagle BDC as of June 30 to less than 3% on a pro forma combined basis.

As you can see on the bottom half of the page, we do not expect any material changes to the combined investment portfolio in terms of remaining primarily first lien, floating rate and sponsor backed to nature. We view First Eagle BDC’s investment composition as complementary to the way that we have constructed our portfolio. We anticipate that in the near term, the combined portfolio will benefit from the increase in rising base rates given the high percentage of floating rate investments.

Over the longer term, we expect that the majority of the First Eagle BDC investments will be fully realized within the next 2 to 3 years as sponsor activity pursuing refinancings and portfolio company realizations drives a natural matriculation of the investments. With respect to legacy watch list investments, we expect to take an active role in generating near and intermediate term monetization activity.

Looking to the future, we expect to continue to manage the combined portfolio, in line with CCAP’s longer-term trend of high-quality, directly originated, first lien, sponsor-backed, floating rate investments. And now I’ll turn it back over to Jason.

Jason Breaux: Thanks, Henry.

To round out the strategic benefits of this transaction, please turn to Slide 18, which highlights an expectation for improved share liquidity post close. A pro forma market capitalization of approximately $640 million, nearly 20% higher than our market cap today and the addition of an increased share count has the potential to meaningfully increase liquidity in the underlying shares post close which we believe will provide a path for broader institutional ownership and passive demand over time.

In closing, we believe this transaction benefits all stockholders, creating a larger, more scaled combined company with strong competitive advantages, stockholder alignment and the resources provided by the Crescent and Sun Life platforms. In addition to the shared benefits of the acquisition, we believe the combination offers a unique value proposition for each of Crescent’s and First Eagle BDC’s stockholders.

On behalf of our Board of Directors and our entire management team, we’d like to thank each of our stockholders and employees for helping to build this business and making this transaction possible. We’d also like to thank First Eagle BDC’s Board of Directors, management and stockholders for their trust and confidence in Crescent. We appreciate your time and interest today. We’d be happy to take your questions. And please understand that we may be limited in some answers due to the upcoming proxy filing. And with that, operator, please open the line for questions.

QUESTIONS AND ANSWERS

Operator: (Operator Instructions) And our first question comes from the line of Finian O’Shea from Wells Fargo.

Jordan Wathen: It’s actually Jordan Wathen on the line for Finian today. First, congratulations on the transaction. I just wanted to clarify something. On the Sun Life share purchases, will this be programmatic? Or should we expect kind of more of an on or off commitment to buy shares in the market?

Jason Breaux: Hey, Jordan, I think that was you. This is Jason. That’s going to be a programmatic share purchase program.

Jordan Wathen: Okay. Great. And then just secondly, can you give us any overlap or any insight into the overlap of the portfolios, either maybe on an obligor basis or sponsor level and just kind of just a general feel of your due diligence on what you saw in the FCRD portfolio versus what you guys have on the books today?

Jason Breaux: Yes, absolutely. Let me make a couple of comments, and then I’ll ask Henry to make some comments as well. From an issuer standpoint, there was some overlap, although not significant. From a sponsor standpoint, as you saw in one of the slides in the deck, First Eagle’s constructed a portfolio that is largely sponsor-backed just like ours. There’s a lot of overlap in terms of sponsor relationships across both platforms.

And then the last point that I would make is we think there’s a lot of complementary overlap in terms of where these loans sit in the capital structure. Crescent, CCAP being 88% first lien on a stand-alone basis as of 6/30. First Eagle being 80% first lien on a stand-alone basis and on a pro forma combined basis in the mid-80s. We think that positions us well for what’s certainly a volatile environment. Henry, I’m going to ask you to make a couple of comments.

Henry Chung: Yes, I’ll comment a bit more on — or provide some additional color on just the work that we did on the portfolio here. Our evaluation of the opportunity started with rolling up our sleeves and doing the credit work on a portfolio company by portfolio company basis. That was critical in terms of our process when evaluating Alcentra and that’s where we started our due diligence with this process as well. I think for those that are familiar with the overall First Eagle BDC story, the portfolio historically was a bit more focused on subordinated debt investments in a much more concentrated portfolio.

We’ve seen that migrate over time to a portfolio that in many ways, looks much more similar to ours today where it’s majority first lien, sponsor-backed, floating rate investments. And our — the key focus of our diligence was ensuring that that portfolio was a fit with ours on a combined basis in terms of the overall complexion of the investment type, the types of companies that we’re bringing to the portfolio and the industry focus. And that’s where the bulk of our diligence was focused here.

Jordan Wathen: All right. That’s really helpful. And that’s all for me today. Congratulations.

Operator: And our next question comes from the line of Robert Dodd from Raymond James.

Robert Dodd: I have more than one. First of all, on shareholder approval from FCRD, First Eagle, the BDC has obviously had some vocal and disappointed shareholders in their performance. Have you had an opportunity to talk to them, are those shareholders on board with this deal? Because obviously, if not, then getting the approval could be potentially problematic, but I doubt that would be the situation. But any color on there, if you’ve had discussions with any of First Eagle’s more vocal shareholders?

Jason Breaux: Robert, it’s Jason. Thanks for the question. So as we noted in the prepared remarks, the largest shareholder being First Eagle Investment Management has signed a voting agreement to support the transaction. We obviously did just announce the deal this morning. We have had the opportunity to speak with Leon Cooperman, and he has indicated to us that he is supportive of the transaction as well.

Robert Dodd: Okay. I appreciate that. On some numbers questions if I can. On the NAV, I mean, it seems like you expect this transaction to CCAP to be slightly dilutive, looking at the $758 in the new share count that you’d expect the close of this to dilute NAV by maybe $0.25 a share, give or take. Am I doing the math right there?

Gerhard Lombard: Robert, this is Gerhard. Thanks for the question. There are ordinary course transaction expenses on both the CCAP and the First Eagle side. But the transaction itself is NII accretive out of the gate.

Robert Dodd: Sorry, I meant NAV, not NII. And I got a question about NII as well, but do you expect it to be NAV, book value per share, NAV per share dilutive.

Gerhard Lombard: Understood. Beyond the transaction expenses on both sides, it is not NAV-dilutive.

Robert Dodd: Okay. Understood. But transaction expenses are cost to shareholders as well. On the NII side, you gave some color mid to high single-digit accretion, so that could be anywhere from annually $0.08 to $0.10 or slightly more cents per share. That’s in immediate. How much, conceptually, do you think incremental above that could you generate over time, taking rates out of it. Obviously, rates are going up, right? So you’re going to get a significant earnings benefit from that. But is the immediate accretion the bulk of what you’d expect from a deal like this structurally? Or do you think you can do meaningfully better than that over time?

Gerhard Lombard: Yes. Thanks, Robert. This is Gerhard again. I’ll make some comments and then Jason may have some thoughts as well. I agree with what you said that the transaction is accretive out of the box. When you combine the two portfolios, we expect to realize immediate accretion also due to cost savings and synergies, increased scale from limiting some duplicative expenses and then there’ll be some very modest operating expense increase. We think NII accretion to your question is approximately $0.03 or so per share per quarter based on current assumptions. So that obviously is meaningful on an annualized basis.

And to the second part of your question, we absolutely think there are further opportunities to unlock additional NII and NAV accretion, especially on the debt capital side of the house. Size, obviously, is really important here. It makes us — I think, as we said in the prepared remarks, we can do an index eligible bond. So I think there are definitely medium- and longer-term opportunities for us to further drive some value through the platform here.

Jason Breaux: Thanks, Gerhard, thanks for addressing that. And I think Gerhard addressed the liability side in terms of longer-term upside. I think on the asset side, too, Robert, when we think about rotating the portfolio over time, one thing that I’d point out about the existing First Eagle portfolio today is it is largely first lien and it’s largely not unitranche first lien. So these are investments in the lower middle market, which is an area that we spend a lot of time ourselves in, and these are generally capital structures that have lower leverage than an upper middle market unitranche capital structure might have.

Long story short, as we rotate out of those lower middle market, lower levered, lower spread first lien investments and redeploy into — perhaps some of the same types of investments, but also into unitranche investments where, as you know, the Crescent BDC is largely focused. I think there is some potential for incremental spread on that redeployment.

Robert Dodd: Got it. I appreciate that. One more, if I can, on the numbers. Do you think this is going to produce any discount accretion in the income statement? Because obviously, CCAP is acquiring these assets at below the fair value that First Eagle is carrying them at. So is there going to be discount accretion? And if there is, would that be excluded from income for the purposes of calculating the income incentive fee?

Gerhard Lombard: Yes. Thanks for the question, Robert. So maybe just a little bit of a qualifier. We are obviously signing — we’ve announced the signing of the transaction today, a fair amount of work to do between now and closing, but it is a NAV for NAV deal. And so we do not expect that they will be other than kind of the customary purchase accounting adjustments and the transaction expenses that we touched on earlier, there won’t be any discount captured at close. And so there won’t be any meaningful kind of amortization of discount over time.

Robert Dodd: Okay. Understood. Because there’s some BDCs even with NAV for NAV swaps still have discount accretion income, but we can take that another time. And then just one more, sorry. On — Henry talked about — maybe not Henry, there are some legacy assets at that First Eagle. And you talked about accelerated — hoping accelerated monetization of those and there was a new asset in the nonaccrual last quarter and some markdowns. And they are — they do have a higher proportion of legacy troubled assets than Crescent, that’s obvious. Any more color on the time line you can give us for maybe monetizing those? I mean the regular way assets, obviously, 2 to 3 years, I think, was mentioned, but the more troubled ones, I mean, how fast do you think you can get those rotated?

Henry Chung: Thanks for the question. This is Henry, I’ll respond to that. So with respect to the loss of investments and the legacy names here, when we think about the rotation out of those assets, that’s an effort that’s been ongoing. I think it’s clear from the First Eagle portfolio how it looks today versus how it looked 10 years ago that there has been a meaningful effort from the First Eagle management team to shift the book away from primarily concentrated, subordinated investments in non-sponsor companies to the portfolio as it looks today.

And as a result of that, we’ve seen meaningful monetization to date that First Eagle management team has already executed on. Our goal and our intention here is to continue that trend. I don’t think we can speak early on this call about specific timing here. But what we can say is that those efforts that have been commenced by the First Eagle team, we feel comfortable continuing to usher those processes forward to get to a position where we would seek to monetize those in the near term.

Robert Dodd: Okay. Got it. I appreciate it. And congratulations on the transaction.

Operator: (Operator Instructions) Our next question comes from the line of KBW, your question, please.

Ryan Lynch: The first one, I just want to preface it with saying that you guys obviously have a track record of successful acquisitions with your acquisition of Alcentra. But what do you say to investors that are looking at this and looking at your guys’ purchase price of First Eagle at roughly 92% of First Eagle’s NAV and then they look over and they see First Eagle’s NAV trading significantly below that level, not just yesterday, but for the last 4 or 5 years and wonder why are CCAP shareholders paying that high of a level on NAV versus what the market is willing to pay for that just prior to this acquisition? How do you square those two? And what would you just say to investors with that?

Jason Breaux: Ryan, thanks for the question. It’s Jason. I’ll make a few comments, and then Henry or Gerhard might want to chime in as well. I think it’s a very fair question. I’d probably at the risk of being a little bit repetitive, I want to echo something that Henry mentioned a bit ago, which is that we have seen over the last several years, a transformation in the complexion of the First Eagle BDC portfolio from a largely concentrated unsecured book to kind of the mirror image of that, a largely first lien diversified book.

So I think that has been an upgrade in terms of the resilience of the portfolio and the NAV stability of the portfolio. Now we have seen markdowns still. And I think a lot of that is attributable to some of the more legacy-oriented assets that First Eagle, I think, has taken their medicine on over the last several quarters. The other thing that I would just say is that when we think about stock prices on BDCs. Certainly, one factor is the market’s perception of the fair value of the portfolio. But I think there are other factors at play as well when you think about what drives the stock price.

And I don’t necessarily want to speculate on the other factors at play in First Eagle’s stock price. But I think that there are there’s more than just a perception of fair value baked into where that stock has historically traded. And the last thing I would just say is that we fortunately had the good benefit of getting under the hood on this portfolio over the last several months. We got great cooperation and transparency from the First Eagle team in terms of visibility into the underlying portfolio company performance on a bottom-up basis.

And so — and by the way, that visibility certainly extends to whatever the most recently available financial and operating performance is on each of those portfolio companies. So I would say that we fortunately had the benefit of sort of going a bit deeper than maybe the market has been able to do in terms of understanding the quality of their book.

Henry Chung: Yes. I think the only thing I would add to that, this is Henry speaking, is that our portfolio view is informed first and foremost by bottoms-up credit work here. And for those of you who follow the First Eagle story over the last several years, I think what you’ll have seen is that there’s a handful of legacy names that have been outsized contributors to historical losses given, as Jason alluded to, the historical emphasis on concentrated positions and junior investments. That is the minority of the portfolio today, and that’s certainly a key factor that went into our — a net assessment of how this portfolio fits into the broader CCAP portfolio as a whole here.

Ryan Lynch: Okay. Understood. And I think all fair points on that front. I believe at Crescent you guys have decided to wind down your JV. Obviously, FCRD has a pretty sizable JV on their balance sheet, it will be a much smaller component when it reaches your balance sheet or the combined pro forma balance sheet. Do you guys have any thoughts on what you plan on doing with that? Is that something you guys would like to keep on your balance sheet? Or have you sought to kind of stay the same and you don’t think those are great vehicles for your balance sheet and we’ll wind that down?

Jason Breaux: Yes. Thanks, Ryan. It’s Jason. Let’s see, on our JV, which we are winding down, that is a natural sun-setting of that joint venture arrangement that we had with our JV partner. When we set that up, spreads in the syndicated market were higher, base rates were higher at the time. And actually, our management fees were lower because we were in our private phase. And so the returns that we could generate out of that joint venture when we set it up were quite attractive for the shareholders.

That evolved over time as we listed and as spreads compressed and it became apparent to us that winding that down and redeploying that capital into private credit originated assets was more accretive to the shareholders. In the case of Logan, today, we certainly have done our work on that JV and that CLO. And we like the characteristics — the yield characteristics of that JV today. We like the structure of that CLO. We think that was set up in a thoughtful way, and we think it can drive attractive returns for the shareholders for the intermediate term, the near intermediate term.

So I think we would seek to maintain that vehicle likely through the end of the reinvestment period, which is a few years from now. And so that would be the plan or at least the current thinking at this point. There will be runoff, just like there is in our JV portfolio when assets start to realize and the reinvestment period winds off. And we would certainly seek to redeploy those assets when the runoff takes place into directly originated Crescent private credit assets.

Operator: This does conclude the question-and-answer session of today’s program. I’d like to hand the program back to Jason Breaux, CEO, for any further remarks.

Jason Breaux: Okay, great. Thank you, operator. Just wanted to say, again, thank you all for participating in this call today, and we appreciate the CCAP shareholders the First Eagle shareholders for your time and attention, and we look forward to speaking with you soon.

Operator: Thank you, ladies and gentlemen, for your participation in today’s conference. This does conclude the program. You may now disconnect. Good day.

Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between CCAP and FCRD pursuant to the Merger Agreement dated October 3, 2022, by and among CCAP, FCRD, CCAP Advisor and two wholly-owned subsidiaries of CCAP. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of FCRD may not be obtained; (2) the risk that the mergers or other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by CCAP and FCRD or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) uncertainty with respect to the trading levels of shares of the combined company’s common stock on NASDAQ; (6) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of CCAP and FCRD; (7) the ability of the combined company to implement its business strategy; (8) difficulties and delays in achieving synergies and cost savings of the combined company; (9) inability to retain and hire key personnel; (10) the occurrence of any event that could give rise to termination of the Merger Agreement; (11) the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (12) evolving legal, regulatory and tax regimes; (13) changes in laws or regulations or interpretations of current laws and regulations that would impact CCAP’s classification as a business development company; and (14) changes in general economic and/or industry specific conditions. Some of these factors are enumerated in the filings CCAP and FCRD have made with the Securities and Exchange Commission (the “SEC”), and will be contained in the materials CCAP and FCRD will file with the SEC in connection with the proposed transactions under the Merger Agreement, including CCAP’s registration statement on Form N-14 (the “Registration Statement”), which will include FCRD’s proxy statement on Schedule 14A that also constitutes a prospectus of CCAP (the “Proxy Statement/Prospectus”).

The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, neither CCAP nor FCRD undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information or development, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to the proposed transaction involving CCAP and FCRD, along with related proposals for which FCRD stockholder approval will be sought (the “Proposals”). In connection with the proposed transaction, including the Proposals, CCAP and FCRD, as applicable, will file relevant materials with the SEC, including the Registration Statement and the Proxy Statement/Prospectus. The Registration Statement and Proxy Statement/Prospectus will each contain important information about CCAP, FCRD, the proposed transaction, the Proposals and related matters. INVESTORS AND SECURITY HOLDERS OF FCRD ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CCAP, FCRD, THE PROPOSED TRANSACTION, THE PROPOSALS AND RELATED MATTERS. Investors and security holders will be able to obtain the Registration Statement, the Proxy Statement/Prospectus and other documents filed with the SEC by CCAP or FCRD, as applicable, free of charge, from the SEC’s website at www.sec.gov or, for documents filed by CCAP, from CCAP’s website at https://www.crescentbdc.com and for documents filed by FCRD, from FCRD’s website at www.firsteagle.com/FEACBDC. Investors and security holders may also obtain free copies of the Registration Statement, the Proxy Statement/Prospectus and other documents filed with the SEC from CCAP by contacting CCAP’s Investor Relations Department at bdcir@crescentcap.com or from FCRD by contacting FCRD’s Investor Relations Department at FEAC.IR@firsteagle.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, CCAP, FCRD, and their respective directors and executive officers, other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information regarding CCAP’s directors and executive officers is available in its definitive proxy statement for its 2022 annual meeting of stockholders filed with the SEC on March 29, 2022. Information regarding FCRD’s directors and executive officers is available in its definitive proxy statement for its 2022 annual meeting of stockholders filed with the SEC on April 26, 2022. To the extent holdings of securities by such directors or executive officers have changed since the amounts printed in CCAP’s 2022 proxy statement and FCRD’s 2022 proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and the Proxy Statement/Prospectus when such documents become available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposals or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.